Exhibit (d)

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this “Agreement”) is made as of December 7, 2018, by and among Golden Properties Ltd (“Golden”), Tilly LLC (“Tilly”), Abtech Acquisition Corp, a newly formed Nevada company (“Newco”) and certain stockholders (the “Contributing Stockholders”) of Abtech Holdings, Inc., a Nevada company (“Abtech”) set forth on Exhibit A attached hereto.

RECITALS

WHEREAS, each Contributing Stockholder owns beneficially and of record certain shares of common stock of Abtech, par value $0.001 per share (the “Abtech Common Stock”) as set forth under the heading “Abtech Shares Held of Record” under such Contributing Stockholder’s name on Exhibit A (the “Contributed Shares”).

WHEREAS, certain Contributing Stockholders also own beneficially and of record certain warrants (the “Warrants”) to acquire shares of Abtech Common Stock as set forth under the heading “Abtech Warrants Held of Record” under such Contributing Stockholder’s name on Exhibit A (the “Warrant Holders”) in addition to the Contributed Shares listed under its name on Exhibit A.

WHEREAS, the Contributing Stockholders propose to undertake a going private transaction (the “Transaction”) with respect to Abtech, and in connection therewith cause a statement on Schedule 13e-3 (the “Schedule 13e-3”) to be filed with the United States Securities and Exchange Commission (the “SEC”).

WHEREAS, Newco was formed for the sole purpose of effecting the Transaction through the Contribution and Merger (each as defined below).

WHEREAS, to effect the Transaction, the Contributing Stockholders desire to contribute at the Closing all of their respective Contributed Shares to Newco (the “Contribution”), and immediately after the completion of the Contribution, Newco will own beneficially and of record more than 90% of the total issued and outstanding shares of Abtech Common Stock.

WHEREAS, after the completion of the Contribution, the Contributing Stockholders desire to cause Newco to effect a “short-form” merger (the “Merger”) with and into Abtech under Section 92A.180 of the Nevada Revised Statutes, with Abtech being the surviving corporation, pursuant to which the shares of Abtech Common Stock held by the stockholders of Abtech who are not Contributing Stockholders (the “Minority Stockholders”) will be converted into the right to receive cash (the “Merger Consideration”).

WHEREAS, it is intended that for U.S. federal income tax purposes, the Contribution and Merger will be disregarded and treated as a redemption by Abtech of all the shares of Abtech Common Stock of the Minority Stockholders in exchange for the Merger Consideration (as defined below).

AGREEMENT

NOW THEREFORE, in consideration of the respective representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.    Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Abtech” shall have the meaning given to it in the recitals of this Agreement.

“Abtech Common Stock” shall have the meaning given to it in the recitals of this Agreement.

“Agreement” means this Contribution Agreement and all exhibits and schedules hereto, as amended, modified or supplemented from time to time.

“Contributing Stockholders” shall have the meaning given to it in the preamble of this Agreement.

“Contributed Shares” shall have the meaning given to it in the recitals of this Agreement.

“Contribution” shall have the meaning given to it in the recitals of this Agreement.

“Closing” shall have the meaning given to it in Section 4 of this Agreement.

“Exclusivity Period” shall have the meaning given to it in Section 5(a) of this Agreement.

“Golden” shall have the meaning given to it in the preamble of this Agreement.

“Merger” shall have the meaning given to it in the recitals of this Agreement, pursuant to the plan of merger set forth in Exhibit C.

“Merger Consideration” shall have the meaning given to it in the recitals of this Agreement.

“Minority Stockholders” shall have the meaning given to it in the recitals of this Agreement.

“Newco” shall have the meaning given to it in the preamble of this Agreement.

“Newco Shares” shall have the meaning given to it in Section 3(b) of this Agreement.

“Schedule 13e-3” shall have the meaning given to it in the recitals of this Agreement.

“Schedule 13D” shall have the meaning given to it in Section 6(a) of this Agreement.

“SEC” shall have the meaning given to it in the recitals of this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Third Party Claim” means any claim by a third party against any one or more parties hereto arising from or relating to any transactions contemplated hereby.

“Tilly” shall have the meaning given to it in the preamble of this Agreement.

“Transaction” shall have the meaning given to it in the recitals of this Agreement.

“Warrant Holders” shall have the meaning given to it in the recitals of this Agreement.

“Warrants” shall have the meaning given to it in the recitals of this Agreement.

3.    Contribution.

(a)	Contribution of Abtech Common Stock. Subject to the satisfaction or waiver of the closing conditions set forth in Section 9, at the Closing each Contributing Stockholder shall contribute, assign and transfer to Newco, and Newco shall accept, all Contributed Shares held by such Contributing Stockholders, free and clear of all liens, claims, encumbrances and restrictions of any kind whatsoever.
(b)	Issuance of Newco Shares. In consideration for each Contributing Stockholder’ contribution of the Contributed Shares to Newco pursuant to Section 3(a), at the Closing, Newco shall issue such number of shares of common stock of Newco (the “Newco Shares”) to such Contributing Stockholder as set forth under the heading “Newco Shares to be Issued” under its name on Exhibit A, free and clear of all liens, claims, encumbrances and restrictions of any kind whatsoever (following the completion of the Merger, the Newco Shares shall mean the shares of Newco Common Stock issued to the Contributing Stockholders in the Merger). The Contributing Stockholders hereby acknowledge and agree that the Newco Shares are allocated to the Contributing Stockholders in consideration of the Contribution and Tilly providing the Merger Consideration necessary to be paid to the Minority Stockholders in the Merger.

4.    Closing of Contribution. The closing of the Contribution (the “Closing”) shall take place at a location mutually agreed between Golden and Tilly, within three (3) business days after all the closing conditions in Section 9 have been satisfied or waived. At the Closing, each Contributing Stockholder shall deliver or cause to be delivered to Newco, (i) original share certificates of such Contributing Stockholder’s Contributed Shares duly endorsed in favor of Newco or accompanied by stock powers duly endorsed in blank, and (ii) such other documents reasonably requested by Newco. In addition, at the Closing, each Warrant Holder shall deliver or cause to be delivered to Newco a duly executed copy of the Termination and Release Letter substantially in the form attached hereto as Exhibit B, pursuant to which the Warrants held by such Warrant Holder shall be cancelled and terminated as of the effectiveness of the Merger.

5.    Exclusivity.

(a)	From the date hereof and until the Closing or the termination of this Agreement in accordance with Section 10 hereof (the “Exclusivity Period”), the parties hereto agree to deal exclusively with each other with respect to the Contribution and Transaction, and each of the parties hereto will not, and will cause their respective representatives not to, without the written consent of the other parties hereto, directly or indirectly, do or omits to do anything which is inconsistent with the Contribution and Transaction.
(b)	Each Contributing Stockholder agrees that, within the Exclusivity Period, it will not, and will not permit any of its representatives to, directly or indirectly: (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Contributed Shares, (ii) deposit any Contributed Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Contributed Shares, (iii) take any action that would have the effect of preventing, disabling or delaying such Contributing Stockholder from performing its obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 5(b).

6.    Certain Process Matters.

(a)	Schedule 13D. The parties hereto agree that in connection with the execution and delivery of this Agreement, the parties hereto will be required to file a statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) with the SEC. The parties hereto further agree that in the Schedule 13D the parties hereto will acknowledge that by virtue of entering into this Agreement, the parties hereto may be deemed to have formed a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended.
(b)	Legal Advisors. The parties hereto agree that upon the execution and delivery of this Agreement, Agha & Agha LLP shall be engaged by Newco as its U.S. legal counsel in relation to the transactions contemplated hereby. The appointment of Agha & Agha LLP to represent Newco does not limit the right of each Contributing Stockholder to appoint its own legal advisors in connection with the transactions contemplated hereby. If a Contributing Stockholder desires separate legal representation in connection with the transactions contemplated hereby, it may retain a separate legal advisor, provided that such Contributing Stockholder shall be solely responsible for the fees and expenses of such advisor.
(c)	Cooperation. Each party hereto expressly represents and warrants to the other parties hereto that it will cooperate and act in good faith to carry out the transactions contemplated by this Agreement, including, without limitation, promptly providing information necessary for the preparation and filing of the Schedule 13D, the Schedule 13e-3 and any other documents required to be filed with the SEC and the preparation and distribution of necessary documents to the stockholders of Abtech.
(d)	Newco Shares. Each Contributing Stockholder agrees and acknowledges that the Newco Shares (i) have not been registered under the Securities Act, (ii) may not be offered or sold in the U.S. or to U.S. persons for a period of one year following the Closing, and thereafter resales may only be made in the U.S. or to U.S. persons pursuant to registration under the Securities Act or an exemption therefrom, and hedging transactions involving the Newco Shares may not be conducted unless in compliance with the Securities Act, (iii) shall bear a legend stating that the securities have not been registered under the Securities Act and may not be offered or sold in the U.S. or to U.S. persons without registration or pursuant to an exemption and (iv) if sold prior to the expiration of one year following the Closing other than to a U.S. person or for the account or benefit of a U.S. person (other than a distributor), shall be made in compliance with Regulation S under the Securities Act.

7.    Representations and Warranties of Contributing Stockholders. Each Contributing Stockholder hereby represents, warrants, agrees and acknowledges, in respect of itself only, to the other parties hereto, as an inducement to such other parties to enter into this Agreement, that:

(a)	it has necessary power and authority or, in the case of an individual, the capacity, to execute and deliver this Agreement and to perform and carry out the transactions contemplated hereby;

(b)	the execution, delivery and performance of this Agreement has been duly and validly authorized by all required actions of such party;
(c)	no authorization or approval from any governmental authority of any jurisdiction is necessary for the due execution and delivery of this Agreement and the performance of the transactions contemplated hereby;
(d)	the execution, delivery and performance of this Agreement will not (x) violate the provisions of the charter, bylaws, memorandum or articles of association or other constitutional document of such party, (y) violate any order, writ, injunction, decree, rule or regulation, applicable to such party or (z) conflict with or constitute a breach of or default under any agreement to which it is a party or by which any of its assets or property is bound;
(e)	this Agreement constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms;
(f)	there is no action, suit, proceeding, claim or investigation pending or threatened against or affecting the transactions contemplated by this Agreement; and
(g)	it owns beneficially and of record (free and clear of any liens, claims, encumbrances or restrictions) the number of Contributed Shares set forth under the heading “Abtech Shares Held of Record” under such party’s name on Exhibit A.

8.    Representations and Warranties of Newco. Newco hereby represents, warrants, agrees and acknowledges, in respect of itself only, to the other parties hereto, as an inducement to such other parties to enter into this Agreement, that:

(a)	it has necessary power and authority to execute and deliver this Agreement and to perform and carry out the transactions contemplated hereby;
(b)	the execution, delivery and performance of this Agreement has been duly and validly authorized by all required actions of such party;
(c)	no authorization or approval from any governmental authority of any jurisdiction is necessary for the due execution and delivery of this Agreement and the performance of the transactions contemplated hereby;
(d)	the execution, delivery and performance of this Agreement will not (x) violate the provisions of the charter, bylaws, memorandum or articles of association or other constitutional document of such party, (y) violate any order, writ, injunction, decree, rule or regulation, applicable to such party or (z) conflict with or constitute a breach of or default under any agreement to which it is a party or by which any of its assets or property is bound;
(e)	this Agreement constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms;
(f)	there is no action, suit, proceeding, claim or investigation pending or threatened against or affecting the transactions contemplated by this Agreement; and
(g)	it has not undertaken any activity for the purpose of, or that could be reasonably expected to result in, conditioning the U.S. market for the issuance of the Newco Shares.

9.    Conditions. The obligation of each party hereto to consummate the Contribution is subject to the satisfaction or waiver of the following conditions as of immediately prior to the Closing:

(a)	The Schedule 13e-3 shall have been cleared by the SEC;
(b)	No law, injunction or other order (temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any governmental authority with jurisdiction over the transactions contemplated by this Agreement which prohibits or seeks to prohibit the consummation of any of the transactions contemplated by this Agreement.
(c)	Newco shall have received sufficient funds from Tilly to pay the Merger Consideration at the closing of the Merger; and

(d)	No event or breach of this Agreement by the other parties hereto shall have occurred that would reasonably be expected to prevent or materially delay the performance by such party of any of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

10.  Termination.

(a)	This Agreement shall terminate upon: the earliest of (i) the written consent of Tilly and Golden, (ii) the completion of the transactions contemplated by this Agreement, including, without limitation, the Merger, or (iii) the one-year anniversary of the date hereof.
(b)	In the event that this Agreement is validly terminated as provided in Section 10(a), each party hereto shall be relieved of its duties and obligations arising under this Agreement after the date of such termination (other than this Section 10(b) and Sections 11 through 20, which shall remain in full force and effect).

11.  Fees and Expenses. Each party hereto shall be responsible for its own expenses relating to the preparation and negotiation of this Agreement and the transactions contemplated by this Agreement, provided that Tilly shall be solely responsible for the Merger Consideration and Tilly and Golden shall be responsible for the legal fees of Agha & Agha LLP. Following the closing of the Merger, Newco (as the surviving corporation of the Merger) shall reimburse each party hereto for all reasonable and documented fees and out-of-pocket expenses incurred by such party in connection with this Agreement and the closing of the transactions contemplated hereby.

12.  Limitation of Liability. The obligations of the Contributing Stockholders under this Agreement are several (and not joint or joint and several). The Contributing Stockholders shall share any liabilities in respect of any Third Party Claim in proportion to their ownership percentages in Newco set forth in Exhibit A, provided that if the Third Party Claim has arisen as a result of any fraud, willful misconduct or breach of this Agreement by a Contributing Stockholder, the liabilities in respect of such Third Party Claim shall rest solely with such Contributing Stockholder who has committed the act of fraud, willful misconduct or the breach.

13.  Remedies. It is understood and agreed that money damages may not be a sufficient remedy for a breach of this Agreement by any party hereto and that each party hereto shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by any other party. Such remedies shall not be deemed to be the exclusive remedies for a breach by a party of this Agreement but shall be in addition to all other remedies available at law or equity to the other party hereto.

14.  Severability. If any one or more covenants or agreements provided in this Agreement should be contrary to law, then such covenant or covenants, agreement or agreements shall be null and void and shall in no way affect the validity of the other provisions of this Agreement.

15.  Entire Agreement. This Agreement and the Exhibits attached hereto represent the entire agreement between the parties and supersede all prior written or oral agreements relating to the transactions contemplated hereby.

16.  Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and each of which shall be deemed an original.

17.  Successors and Assigns. This Agreement may not be assigned (by operation of law or otherwise) without the written consent of both Tilly and Golden. This Agreement shall insure to the benefit of, and be binding upon, the successors of each party hereto. This Agreement shall be for the sole benefit of the parties hereto and their respective heirs, successors, assigns and legal representatives and is not intended, nor shall be construed, to give any person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

18.  Choice of Law; Jurisdiction. This Agreement shall be construed and enforced in accordance with the laws and decisions of the State of New York without giving effect to the principles of conflicts of laws thereof. The State Courts of New York and the United States District Court for the Southern District of New York shall have the exclusive jurisdiction over any and all claims, lawsuits and litigation relating to or arising out of this Agreement, the subject matter hereof or thereof or the transactions contemplated hereby. Each party hereto hereby irrevocably (a) submits to the personal jurisdiction of such courts over such party in connection with any litigation, proceeding or other legal action arising out of or in connection with this Agreement, and (b) waives to the fullest extent permitted by law any objection to the venue of any such litigation, proceeding or action which is brought in any such court.

19.  Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Tilly and Golden. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

20.  Acknowledgement Regarding Agha & Agha Representation. All of the parties to this Agreement acknowledge that they have had the opportunity to seek counsel to review this Agreement and all other documents relating to the transactions contemplated by this Agreement, including, without limitation, the Schedule 13E-3 and the Schedule 13D (collectively, the “Related Documents”) and to obtain the advice of counsel relating thereto. Each party hereto acknowledges and agrees that prior to the execution of this Agreement Agha & Agha LLP represented only Tilly and Golden, and does not advise, has not advised and will not advise, any other party hereto regarding the substance or merit or any other aspect of this Agreement or any Related Document.

Signature page follows

IN WITNESS WHEREOF, intending to be legally bound hereby, each of the undersigned has duly executed and delivered this Agreement as of the day and year first above written.

ABTECH ACQUISITION CORP

By:	/s/ Alexander Lau
Name:	Alexander Lau
Title:	President

GOLDEN PROPERTIES LTD.

By:	/s/ Alexander Lau
Name:	Alexander Lau
Title:	Vice- President

HUGO NEU CORPORATION

By:	/s/ Wendy Joan Kelman-Neu
Name:	Wendy Joan Kelman-Neu
Title:	President

TILLY LLC

By:	/s/ Wendy Joan Kelman-Neu
Name:	Wendy Joan Kelman-Neu
Title:	Sole Member and Manager

WENDY JOAN KELMAN-NEU

/s/ Wendy Joan Kelman-Neu

STEVEN KOHLHAGEN

/s/ Steven Kohlhagen

UPEN BHARWADA

/s/ Upen Bharwada

DONALD R. KENDALL

/s/ Donald R. Kendall

F. DANIEL GABEL

/s/ F. Daniel Gabel

EXHIBIT A

CONTRIBUTING STOCKHOLDERS, CONTRIBUTED SHARES AND WARRANTS

Contributing Stockholders	Warrants Held of Record	Abtech Shares Held of Record	Ownership Percentage of Abtech	Newco Shares To Be Issued	Ownership Percentage of Newco
Golden Properties Ltd.	22,753	8,018,388	57.2%	8,018,388	59.1%
Hugo Neu Corporation	12,700	226,849	1.62%	226,849	1.7%
Tilly LLC	0	4,214,044	30.07%	4,214,044	31%
Wendy Joan Kelman-Neu	0	342,814	2.45%	342,814	2.5%
Steven Kohlhagen	306	23,549	0.2%	23,549	0.2%
Upen Bharwada	1,050	24,334	0.2%	24,334	0.2%
Donald R. Kendall	575	46,895	0.3%	46,895	0.3%
F. Daniel Gabel	750	681,819	4.9%	681,819	5.0%
Total	38,134	13,578,692	97%	13,578,692	100%

EXHIBIT B

TERMINATION AND RELEASE LETTER

[•], 2019

4110 North Scottsdale Road
Suite 235
Scottsdale, Arizona 85251

Ladies and Gentlemen:

Reference is made to the Contribution Agreement (the “Agreement”), dated as of December 7, 2018, by and among the undersigned and other parties thereto. Capitalized terms used herein but are not defined shall have the meanings ascribed to them in the Agreement.

For purposes of the Agreement and this letter, “Warrants” shall mean all the warrants held by the undersigned to purchase shares of the common stock of Abtech and “Warrant Related Agreements” shall mean any and all agreement by and between the undersigned and Abtech or any of its affiliates that is regarding the Warrants and still effective as of the date hereof, other than the Agreement.

The undersigned hereby agrees and acknowledges that as of the effectiveness of the Merger, the Warrants and the Warrant Related Agreements shall automatically be cancelled and terminated in full and shall have not further force or effect. In addition, upon such termination and cancellation, the undersigned agrees to irrevocably release, discharge, waive and dismiss, and shall cause its affiliates to release, discharge, waive and dismiss, any and all claims, rights, remedies, causes of action, suits, obligations, debts, demands, agreements, promises, liabilities, losses, costs, expenses, fees or damages of any kind, whether known or unknown, accrued or not accrued, foreseen or unforeseen or matured or not matured, in each case arising out of or related to the Warrants and/or any Warrant Related Agreements, that they may have as of such termination or cancellation or thereafter, against Abtech, any of its affiliates or any of their respective directors, officers, employees, agents, representatives and stockholders.

Sincerely,

[•]

By:
Name:
Title:

EXHIBIT C

PLAN OF MERGER

This Plan of Merger is made on [•], 2019 by Abtech Acquisition Corp (“Newco”), a corporation organized and existing under the laws of the State of Nevada, in connection with the short-form merger (the “Merger”) of Newco with and into Abtech Holdings, Inc., a corporation organized and existing under the laws of the State of Nevada (“Abtech”), with Newco being the surviving corporation of the merger, pursuant to the provisions of Section 92A.180 of the Nevada Revised Statutes (the “NRS”).

The terms of this Plan of Merger are as follows:

Section 1. The constituent corporations to the Merger are Newco (as the parent entity) and Abtech (as the subsidiary entity). The parent entity owns approximately 97% of the outstanding shares of the subsidiary entity.

Section 2. Newco is the surviving corporation of the Merger (the “Surviving Corporation”).

Section 3. The Merger shall be effective at the time when a Certificate of Merger setting forth the information required by Section 92A.200 of the NRS has been duly filed by the Surviving Company with the Secretary of State of the State of Nevada (such time, the “Effective Time”).

Section 4. The Merger shall have the effects provided in Section 92A.250 of the NRS.

Section 5. Upon the effectiveness of the Merger, the manner and basis of converting the shares of the constituent companies shall be as follows:

5.1 Each share of common stock of Abtech, par value $0.001 per share (the “Abtech Shares”), other than Abtech Shares held by Newco and Abtech Shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost, issued and outstanding immediately prior to the Merger shall be converted into a right to receive $1.10 per share in cash, without interest.

5.2 Each Abtech Share held in the treasury of Abtech or owned by Newco immediately prior to the Merger shall automatically be cancelled and retired and shall cease to exist.

5.3 Each share of common stock, par value $0.001 per share, of Newco issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

5.4 Stock Options. At the Effective Time, each then outstanding stock option award granted under an existing stock option or stock-based compensation plan of Abtech (an “Abtech Option”) shall be assumed by Newco and converted into an option to purchase the number of shares of Newco Common Stock (an “Assumed Stock Option”) equal to the number of shares of Abtech Common Stock subject to such Abtech Option immediately prior to the Effective Time; and the per share exercise price for Abtech Common Stock issuable upon the exercise of such Assumed Stock Option shall be equal to the exercise price per share of Abtech Common Stock at which such Abtech Option was exercisable immediately prior to the Effective Time; provided, however, that the Newco and Abtech shall effect such conversion with respect to any Abtech Option to which Section 421 of the Internal Revenue Code of 1986, as amended (the “Code”), applies by reason of its qualification under Section 422 of the Code, in a manner consistent with Section 424(a) of the Code. The Assumed Stock Options shall be subject to the same terms and conditions (including expiration date and exercise provisions) as were applicable to the corresponding Abtech Options immediately prior to the Effective Time.

5.5 The Certificate of Incorporation and the Bylaws of Newco as in effect immediately prior to the Merger shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation after the Merger until the same shall be duly altered or amended as provided therein or by applicable law.

ABTECH ACQUISITION CORP

By:
Name:	Alexander Lau
Title:	President